August 23, 2010

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, D.C. 20549-4628
Attention:  Daniel F. Duchovny, Special Counsel

Re:	Advance Display Technologies, Inc. Schedule 13E-3 Filed and amended August 16, 2010 File No. 005-38096

Dear Mr. Duchovny:

On behalf of Advance Display Technologies, Inc. (the “Company”), and GSLD Holdings, Inc., Lawrence F. DeGeorge, Estate of Gene W. Schneider, and Mark L. Schneider (collectively, the “Filing Persons”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance, from your letter dated August 20, 2010, regarding the Transaction Statement on Schedule 13E-3 as filed by the Filing Persons on August 16, 2010 (the “Transaction Statement”).  All defined terms that are used but not defined in this letter shall have the meanings ascribed to them in the Transaction Statement.

For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence.

Schedule 13E-31A

Comment 1: We note the nature of our comments below. Considering the revisions you make in response to our comments, please tell us what consideration you have given to recirculating your Transaction Statement.

Response: After careful consideration of the Staff’s comments, the Filing Persons and the Company believe that all of the issues raised by those comments have been adequately addressed in the Transaction Statement or in other appropriate public filings by the Company.  Therefore, the Filing Persons have determined that it is not necessary to amend the Transaction Statement or to recirculate an amended Transaction Statement to shareholders.

S. Lee Terry, Jr. • 303 892 7484 • lee.terry@dgslaw.com

August 23, 2010

Special Factors

Comment 2: Describe in an appropriate location the status of your product development immediately prior to the Foreclosure. Disclose, for example, (i) whether you had been able to market your products, (ii) whether your product was sufficiently developed to be marketed or how close you were to reaching that stage.

Response: The Company had developed a marketable product and had been marketing it for at least two years before the Foreclosure.  The details concerning the Company’s product development and its related marketing efforts had been detailed in various SEC filings by the Company, including but not limited to its Form 10-Q, filed with the Commission on May 24, 2010, approximately one month before the Foreclosure:
The Company installed a SkyNet™ screen at the Colorado Convention Center in Denver on August 11, 2008. While installed, the screen suffered a series of performance failures resulting from noncompliant and defective parts provided by one of the Company’s key suppliers. It was subsequently determined that, due to the extent of the defective components, the screen could not be repaired in a manner that would permit it to be offered for sale for outdoor use. The Company determined that the sign would be used for marketing demonstrations and for ongoing product integration testing purposes and ultimately may be sold for an indoor application at a significantly reduced price due to the impairment.

The Company continues to be engaged in negotiations with the supplier and its insurance company concerning the losses suffered by the Company because of the supplier’s defective and nonconforming parts. The Company is uncertain whether a mutually satisfactory resolution of the dispute with the supplier can be achieved without litigation. The problem caused by the supplier’s defective and noncompliant parts temporarily suspended production at the Temecula facility but screen production was resumed in December of 2008.

In March 2010, the Company completed additional rework on this screen, including increasing its width by approximately five feet. The Company then entered into an agreement with The Music Box LLC to install this screen inside the newly renovated Music Box Theatre on Hollywood Boulevard, in Los Angeles, California. The Music Box is using the screen to enhance performances at the theatre using video content or background lighting. While the Company received no payment for the theatre’s use of the screen or its installation, the Company has the right to demonstrate this screen to potential new customers in a working customer installation environment. In the future, the Company will share in revenue generated through advertising on this screen, if any.

August 23, 2010

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During the quarter and nine months ended March 31, 2010, the Company’s business activities were principally focused on (1) building subassemblies and finished product to position the company to respond to anticipated fulfillment timelines for current customer prospects; (2) improvement of its manufacturing and quality management operations for SkyNet™ LED screens; (3) expanding and training its production, engineering, sales, marketing and administrative workforce; (4) performing sales and marketing analysis and sales operations to support and bring to market SkyNet™ LED Screens, and (5) continuing its proprietary product development activities.

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During the quarter ended March 31, 2010, the Company continued its domestic and international sales and marketing efforts. International marketing efforts included attendance at the Façade Design and Engineering show in Dubai, U.A.E., where management made presentations to architects concerning the potential enhancements and advantages of adding LED lighting and signage to the façade of large building structures, focusing on the capabilities of the Company’s SkyNet™ Screen and installation, cost, power consumption and other characteristics. In addition, site visits to potential customer installations were conducted in both Dubai and Abu Dhabi. Management also attended the Digital Signage Exposition in Las Vegas and conducted site visits to potential customer installation locations there.

The Company’s inability to date to make any sales of its LED screens suggests that it will not be successful in generating enough revenue from such sales to cover its operating expenses whenever further advances are no longer available under the Credit Facility. As a result, the Company needs to raise capital in the near future to fund its operating losses even if it successfully generates a substantial amount of new sales orders for Screens. In addition, the Company will still face challenges in developing, internally or through outside vendors, sufficient manufacturing capacity and capital resources to fill those orders. In light of the Company’s lack of success in these endeavors to date, the Lender may foreclose on the Collateral, which would leave the Company without any assets or operations. While the Lender may elect to utilize the Collateral to continue some or all of the former operations of the Company after foreclosure, it is extremely unlikely that there would be any funds or property left in the Company that would be available for distribution to its holders of its common stock upon a liquidation of the Company.

In addition, the Company made disclosure regarding product development in a Form 8-K, filed with the Commission on June 21, 2010, one week before the Foreclosure was consummated:

On June 15, 2010, Advance Display Technologies, Inc. (the “Company”) entered into a License and Revenue Sharing Agreement (the “Agreement”) with Times Square Tower Associates, LLC (“Building Owner”). Pursuant to the Agreement, the Company will exhibit its SkyNetTM flexible mesh video display screen (the “Screen”) at 7 Times Square, New York, New York for a term through June 30, 2014 (the “Term”).

Under the Agreement, the Company remains the sole owner of the Screen and is responsible for obtaining the placement of advertising on the Screen during the Term. All advertising monies actually received by the Company or Building Owner will be shared by the Company and Building Owner in the manner described in Section 6.2 of the Agreement ***.

The referenced sales agreement for the Times Square sign was among the assets taken by the Lender in the Foreclosure.  The Company’s most recent disclosure regarding product development and marketing efforts was in its Form 8-K, filed with the Commission on July 2, 2010, reporting the Foreclosure, in which it noted both the Music Box installation and the Times Square sales agreement.  Since the time of that Form 8-K, of course, the Company has not engaged in any further product development or marketing efforts because it has not had any assets or operations.

August 23, 2010

Based on the foregoing, the Filing Persons and the Company believe that the disclosure already made to shareholders and the investment community regarding the Company’s product development and its efforts to market and sell its products prior to the Foreclosure was sufficient to inform shareholders of all material developments. Therefore, the Filing Persons do not believe any additional disclosure is required in the Transaction Statement.

Background of the Merger

Comment 3: Disclose whether the company has shared any financial or other forecasts with DH3 (as the counterparty in the Foreclosure) or the Schedule 13E-3 filing persons. If so, tell us what consideration you have given to disclosing such forecasts in the current filing.

Response: The Company did not share any financial or other forecasts with DH3 at the time of the Foreclosure.  As discussed in Item 5 of the Transaction Statement, the Company and DH3 jointly engaged an independent appraisal firm to determine the fair market value of the Company’s collateral in anticipation of possible foreclosure.  In connection with the preparation of the appraisal, the Company did provide certain forward looking information to DH3 and to the appraisal firm, including sales forecasts.  Neither the appraisal nor any of the forward looking information provided to the appraiser has been shared by the Company or DH3 with anyone outside the Company, including the Filing Persons not affiliated with DH3.

In determining whether to disclose in the Transaction Statement any of the forward looking information that had been provided to the appraiser, the Filing Persons considered the Company’s inability to close a single sale of its SkyNetTM flexible mesh video display screen in its history, notwithstanding years of efforts to do so, and prior internal projections suggesting that sales were imminent.  Based on the implied unreliability of the Company’s sales projections that such history suggests, the Filing Persons determined that disclosing any sales projections or other forward looking information of the Company carried a greater risk of being misleading than the potential value of providing shareholders and other investors with that information.

Purpose

Comment 4: Disclose whether you expect to receive any royalties during the term of the royalties agreement and, if so, how much.

Response: As discussed in the Summary Term Sheet of the Transaction Statement, “[w]hile the lender-owned business that now holds ADTI’s former assets may ultimately be successful, there can be no assurance that the three year royalty agreement will ever generate enough funds for ADTI to repay the balance of its debt, cover its operating expenses and then provide a return to its shareholders.”  The Filing Persons believe that, under the circumstances cited in that cautionary sentence, it would be highly speculative and therefore inappropriate to estimate the royalties that will be received by the Company in the future.  In addition to the Company’s own history of never having made a sale, and its failure to meet its own internal sales projections in prior years, the Filing Persons believe that it is impossible to make a reliable prediction of the revenues that will be generated by the new owner of the Company’s assets, ADTI Media, LLC, from which those royalties could be derived.

August 23, 2010

Comment 5: Refer to the fifth bullet point on page 11. Please revise your disclosure in an appropriate location to explain how security holders who would currently be cashed out can instead ensure that they continue holding shares in the surviving entity and how security holders who would currently continue holding shares in the surviving entity can instead ensure that they are cashed out. In this discussion, please disclose the date as of which the determination of who will be cashed out and who will receive shares in the surviving entity will be made.

Response: There is no such process.  Security holders who are to be cashed out cannot instead ensure that they continue holding shares in the surviving entity and security holders who are to continue holding shares in the surviving entity cannot instead ensure that they are cashed out.  The Filing Persons believe that this concept is adequately addressed in other places in the Transaction Statement, and do not believe that additional or revised disclosure on page 11 would be helpful to shareholders because shareholders have no discretion regarding whether or to what extent their shares will be cashed out or exchanged for shares in the surviving entity. Such determination will be made on the basis of how many shares were held by each shareholder of record as of the close of business on August 15, 2010, the day immediately prior to the filing of the Transaction Statement, as disclosed in the Transaction Statement.

Fairness of the Merger

Comment 6: Revise your disclosure to address fairness to security holders who will continue holding shares in the surviving entity and to those who will be cashed out as a result of the merger.

Response: As discussed throughout the Transaction Statement, the Filing Persons have determined that the short-form merger is fair to all security holders because it offers all security holders greater value for their shares than they would be able to achieve any other way. As discussed in the Transaction Statement under the heading “Fairness of the Merger—Current Lack of Liquidity for Stockholders,” “The Filing Persons’ collective ownership of approximately 90.60% of the outstanding Shares (1) results in an extremely small public float that limits the amount of trading in the Shares and (2) eliminates the possibility that a proposal to acquire the Shares by an independent entity could succeed without the consent of the Filing Persons. As a result, the trading volume and liquidity of ADTI’s common stock are likely to make it extremely difficult for the unaffiliated security holders to sell their ADTI stock.  The Filing Persons believe that the immediate liquidity and cash consideration from the Merger would be beneficial to the unaffiliated security holders of ADTI, whose ability to sell their Shares has been adversely affected by the limited liquidity for the shares due to the relatively small number of holders of Common Stock and limited trading volume. The Merger is expected to provide cash consideration to over 2,000 unaffiliated security holders.”

While the consideration received by shareholders will be different based on whether a given shareholder holds more or less than 1,500 shares, the Filing Persons and the Company believe that, as the Transaction Agreement indicates, the same fairness analysis applies to both categories of shareholders. Those who hold over 1,500 shares will receive equity interests in a leaner company – one in which resources are not unnecessarily diverted to maintaining registration that will never equate to increased liquidity, and in which such shareholders will be entitled to a greater share of any profits that are ultimately achieved.  Those who hold under 1,500 shares will receive a premium of at least 200% on shares that are barely liquid, if at all.  It would be virtually impossible for almost all of such shareholders to cash out their investment in the shares, even at the low per-share price of $0.01 at which the shares are currently traded on the OTCBB.  Thus, the transaction described in the Transaction Statement offers all shareholders more value than they would be able to achieve through any other means. For these reasons, as already described in detail in the Transaction Statement, the Filing Persons and the Company believe that the merger is fair both to security holders who will continue holding shares in the surviving entity and to those who will be cashed out as a result of the merger.

August 23, 2010

Comment 7: Disclose any plans, to the knowledge of the filing persons, that DH3 or any of its affiliates has to (i) monetize the assets it obtained in the Foreclosure or (ii) continue developing and marketing the company's product.

Response: As a result of the Foreclosure, DH3 took control of all assets, intellectual property, human resources, and contracts of the Company, and contributed them into a new wholly owned subsidiary called ADTI Media, LLC.  To the knowledge of the Company and the Filing Persons, the future plans of ADTI Media are not sufficiently crystallized at this time to permit meaningful disclosure in the Transaction Statement.  According to a press release issued by ADTI Media, LLC, on July 7, 2010, the former engineering, marketing and sales operations of the Company were uninterrupted and remain in place as part of ADTI Media.  It is the understanding of the Filing Persons that ADTI Media intends to carry the business forward but may ultimately liquidate its assets.  On the other hand, the Filing Persons and the Company believe that the viability of ADTI Media, LLC, as an ongoing business is uncertain today, as it will require significant capital investment to continue its operations, which investment may or may not be available.  The Filing Persons and the Company therefore concluded that it would be inappropriate to disclose any future plans of ADTI Media, LLC, with respect to the monetization of its assets or the continuation of the Company’s former operations at this time.

Comment 8: Explain why you believe that a merger price of $0.02 per share is reasonable in light of the company's stock having traded at a high price of $0.15 during the past 12 months.

Response: The merger price is based on the value of the Company after the Foreclosure, when it has no operations, a substantial amount of remaining debt, and virtually no assets.  The trading history for periods prior to the Foreclosure has little if any relevance to fairness after the Foreclosure.

The Company and DH3 announced the Foreclosure on June 28, 2010.  Since that date, the value of the Company’s stock has remained at approximately $0.01 per share.  As disclosed in Item 2 of the Transaction Statement under the heading “Trading Market and Price,” the last time the Company’s stock traded at $0.15 was September 2009 – well before the Foreclosure.  In June 2010, the stock price spiked to $0.12 on the day the Company announced entry into a License and Revenue Sharing Agreement with Times Square Tower Associates, LLC, pursuant to which the Company agreed to exhibit its SkyNetTM flexible mesh video display screen at 7 Times Square, New York, New York, for a term through June 30, 2014, but fell almost immediately. In addition, as recognized by the trading prices after the announcement of the Foreclosure, the benefit of that agreement, along with all the rest of the Company’s assets, now inures to the benefit of ADTI Media, LLC, not the Company.  Therefore, the Filing Persons and the Company believe that the trend since the Foreclosure—a trading price of approximately $0.01 per share—most accurately reflects the fair market value for the Company’s stock.  Also, in light of the extremely low trading volume of the Company’s stock on the OTCBB, it is unlikely that holders of less than 1,500 shares of the Company’s stock would be able to locate a buyer of the Company’s stock even at the low price of $0.01 per share.  Thus, a guaranteed cash payout for all shareholders who hold less than 1,500 shares of $0.02, or one dollar, if a given shareholder would otherwise be entitled to less than one dollar for all of his, her or its shares, reflects a significant premium over what shareholders would otherwise be able to obtain for their shares.  It bears noting that a substantial number of the shareholders who will be cashed out in the merger hold less than 50 shares, and many hold less than 10 shares.

August 23, 2010

Comment 9: It is unclear how the filing persons made a determination of procedural fairness given the disclosure in the bullet points on page 17. Please revise to explain the filing persons’ determination of procedural fairness or state that the going private transaction is not procedurally fair.

Response: While the Filing Persons did not engage a financial advisor, a special committee, or any other third party to perform an assessment of the fairness of the merger to the Company’s unaffiliated security holders, the Filing Persons believe that fair value will be paid for the Company’s shares.  Given the foreclosure of the Company’s tangible and intangible assets by DH3 on June 28, 2010, it is unlikely that the Company’s common stock will ever trade above one cent ($0.01).  The consideration of two cents ($0.02) offered in connection with this merger represents two hundred percent (200%) of the closing sale price of the Company’s common stock as reported on the OTC Bulletin Board on the day immediately prior to the filing of the Transaction Statement.  For these reasons, the filing persons believe that fair value is being paid for the Company’s shares.

In SEC Release 34-17719, the Commission states that “If any of [the safeguards enumerated in Instruction 2 to Item 1014 of Regulation M-A, designed to enhance the protection of unaffiliated security holders in the effectuation of the transaction] are not provided, the discussion should include a statement of the basis for the belief as to fairness despite the absence of these safeguards.”  The Filing Persons included in the Transaction Statement discussions of each safeguard enumerated in Instruction 2 to Item 1014, including explanations where relevant of why such safeguards were not applicable or appropriate to the transaction in question.  In addition, Release 34-17719 calls for “a statement of the basis for the belief as to fairness despite the absence of these safeguards.”  The Filing Persons believe that the following sentence, found on page 17 of the Transaction Statement, constitutes such a statement: “After weighing these additional factors and giving them due consideration, the Filing Persons (each acting individually) have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that the Filing Persons have considered to support their belief that the Merger is substantively and procedurally fair to the unaffiliated security holders.”

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Should you require further clarification of any of the issues raised in this letter, please contact the undersigned at (303) 892-7484.

Sincerely,

/s/
S. Lee Terry, Jr.
for
Davis Graham & Stubbs llp